

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2017

Mail Stop 4631

<u>Via E-mail</u>
Scott C. Morrison
Senior Vice President
Ball Corporation
10 Longs Peak Drive
P.O. Box 5000
Broomfield, Colorado 80021

      Re: Ball Corporation
            Form 10-K for Fiscal Year Ended December 31, 2016
            Filed March 2, 2017
            File No. 1-07349

Dear Mr. Morrison:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Terence O'Brien

                Terence O'Brien
                Branch Chief
                Office of Manufacturing and
                Construction